Exhibit 99.1

Press Release

GasLog Ltd. Announces 2016 Annual General Meeting

MONACO – February 25, 2016 – GasLog Ltd. (“GasLog”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, announced today that its Board of Directors has called an annual general meeting to be held in Monaco on Thursday, May 5, 2016.

Shareholders of record at the close of business on Friday, March 11, 2016 will be entitled to receive notice of, and to vote at, the annual general meeting and at any adjournments or postponements thereof.

Formal notice of the meeting and GasLog’s proxy statement will be sent to shareholders of the Company in due course.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fully-owned fleet includes 18 LNG carriers (including 10 ships in operation and 8 LNG carriers on order) and GasLog has five LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further eight LNG carriers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Contacts:

Simon Crowe (Chief Financial Officer)

Phone: +44 203 388 3108

Jamie Buckland (Head of Investor Relations)

Phone: +44 203 388 3116

Email: ir@gaslogltd.com